EXHIBIT 99-2

PARNASSUS FUNDS

PARNASSUS INCOME FUNDS

RESOLUTIONS FROM REGULAR MEETING OF COMBINED BOARDS OF TRUSTEES (Excerpts relating to renewal of Fidelity Bond and D&O for the period August 15, 2019 to August 15, 2020)

July 24, 2019

A discussion regarding the Fidelity Bond ensued. Following discussion by the Trustees, and upon a motion duly made and seconded, and unanimously carried, it was:

RESOLVED, that the officers are hereby authorized and directed to renew the existing D&O/E&O insurance coverage, upon the terms described in the Report of Lockton Insurance Brokers, LLC, with coverage in the amount of $20 million and a deductible of $100,000 per claim, of which coverage shall be carried by each of Chubb Insurance Group, CNA, Nationwide and Allianz.

FURTHER RESOLVED, that the renewed policy shall include $2.5 million in additional independent director’s liability coverage to be carried by Nationwide.

FURTHER RESOLVED, that for that D&O/E&O Insurance, Parnassus Investments shall pay 50% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets.

FURTHER RESOLVED, that the officers are hereby authorized and directed to renew the Network Security & Privacy Liability (“Cyber-Liability Insurance”) policy in the amount of $2 million from Beazley with the coverages described in the proposal.

FURTHER RESOLVED, that for that CyberLiability Insurance, Parnassus Investments shall pay 50% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets.

FURTHER RESOLVED, that the joint Fidelity Bond issued by Chubb Group, in the form previously approved by this Board, shall be renewed with minimum amount of the coverage to be no less than the larger of: (a) the amount provided in the regulations of the Securities and Exchange Commission; or (b) Five Million ($5,000,000.00).

FURTHER RESOLVED, that for the Fidelity Bond covering Parnassus Investments and the Funds, Parnassus Investments shall pay 25% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets.

FURTHER RESOLVED, that the Funds shall renew their joint recovery agreement with Parnassus Investments, to be effective as long as the Funds and Parnassus Investments maintain a joint fidelity bond, providing that if a recovery is received under that bond as a result of a loss sustained by either or both Funds and Parnassus Investments, then each of the Funds shall be entitled to recover an equitable and proportionate share of the recovery according to their net assets, but at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1. Both the Funds and Parnassus Investments shall be entitled to recover the entire face amount of the bond, but should the loss be more than the amount of the bond, then the Funds shall receive their pro-rata recoveries before Parnassus Investments receives any reimbursement.

FURTHER RESOLVED, that common expenses incurred by the Funds shall be allocated among the Funds and portfolios of the Funds based upon their relative net assets as of the end of the previous fiscal year.